UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Benefitfocus, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08180D106

(CUSIP Number)

Zac Rosenberg

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with copies to:

Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,963,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6% (2)
14	TYPE OF REPORTING PERSON

IA, PN

(1)       Does not include 38,616 shares of common stock underlying restricted stock units (“RSUs”), as further described in Item 3.

(2)       Based on 34,236,552 shares of common stock of Benefitfocus, Inc. (the “Issuer”) outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022.

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CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,963,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6% (2)
14	TYPE OF REPORTING PERSON

OO, HC

(1)       Does not include 38,616 shares of common stock underlying RSUs as further described in Item 3.

(2)       Based on 34,236,552 shares of common stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2022.

3

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,963,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6% (2)
14	TYPE OF REPORTING PERSON

IN, HC

(1)       Does not includes 38,616 shares of common stock underlying RSUs as further described in Item 3.

(2)       Based on 34,236,552 shares of common stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2022.

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CUSIP No. 08180D106

AMENDMENT NO. 6 TO SCHEDULE 13D

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, “Indaba” or the “Reporting Persons”) on December 15, 2020, as amended by Amendment No. 1 filed on January 4, 2021, Amendment No. 2 filed on February 11, 2021, Amendment No. 3 filed on March 16, 2021, Amendment No. 4 filed on March 22, 2022 and Amendment No. 5 filed on April 5, 2022. This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used approximately $45,563,512 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D, other than with respect to the RSUs.

The source of the funds used to purchase such shares of Common Stock reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

In connection with the appointment of Alexander Lerner to the Board of Directors of the Issuer (the “Board”), as further described in Item 4 below, Mr. Lerner has been awarded certain restricted stock units (“RSUs”) in connection with his service as a director of the Issuer, including (i) 17,890 RSUs awarded on April 4, 2022 which vest in three equal installments on the first, second and third anniversaries of such grant date or, if earlier, immediately prior to the Issuer’s annual meeting of stockholders for that year, so long as Mr. Lerner remains a director of the Issuer through each such vesting date and (ii) 20,726 RSUs awarded on July 1, 2022 that vest on the earlier of July 1, 2023 or the date of the Issuer’s 2023 annual meeting of stockholders, so long as Mr. Lerner remains a director through each such vesting date.

Each RSU will be paid in whole shares of Common Stock promptly after vesting. Because Mr. Lerner serves on the Board as a representative of the Fund and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. Lerner, the Fund was entitled to receive all of the economic interests in securities granted to Mr. Lerner by the Issuer in respect of Mr. Lerner’s Board position, for no consideration.

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CUSIP No. 08180D106

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 1, 2022, concurrent with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Voya Financial, Inc. (“Parent”) and its wholly owned subsidiary Origami Squirrel Acquisition Corp (“Merger Sub”), the Investment Manager entered into a Support Agreement with Issuer, Parent and Merger Sub (the “Support Agreement”) pursuant to which the Investment Manager agreed to, among other things, vote its Shares in favor of the adoption of the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). The Support Agreement grants an irrevocable proxy to Parent to vote the Investment Manager’s Shares in favor of the Merger, and contains customary representations, warranties and covenants on the part of the Investment Manager. The Support Agreement terminates upon the occurrence of any of the following: (a) the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, (c) written notice from Parent to the Investment Manager electing to terminate the Support Agreement, (d) the date of any Prohibited Amendment (as defined in the Support Agreement) or (e) the taking of certain actions by the Board constituting a Change of Recommendation (as defined in the Merger Agreement).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,963,694 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 11.6% of the outstanding Common Stock. Such amounts do not include the 38,616 shares underlying RSUs as further described in Item 3 above. All percentages set forth herein are based on 34,236,552 shares of Common Stock of the Issuer outstanding as of August 1, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Except with respect to the acquisition of RSUs as further described in Item 3 above, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past sixty days.

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CUSIP No. 08180D106

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On November 1, 2022, the Reporting Persons and the Issuer entered into the Support Agreement as defined and described in Item 4 above and incorporated by reference as Exhibit 99.2 hereto. The Support Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed As Exhibits

Item 7 of the Schedule 13D is hereby supplemented to add the following Exhibit:

Exhibit	Description

99.2	Support Agreement, dated November 1, 2022 (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on November 3, 2022).

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CUSIP No. 08180D106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
	Name:	Derek C. Schrier
	Title:	Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER

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